UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Wix.com Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share

(Title of Class of Securities)

M98068105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,789,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,789,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,625,422
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,625,422
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,625,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		189,820
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

189,820
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		140,138
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

140,138
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		140,138
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

140,138
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		78,446
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

78,446
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		78,446
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

78,446
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		218,584
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

218,584
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		474,672
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

474,672
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

474,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,789,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,789,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,789,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,789,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,789,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,789,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,789,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,789,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,789,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,789,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. M98068105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,625,422 Shares beneficially owned by Starboard V&O Fund is approximately $105,298,379, excluding brokerage commissions. The aggregate purchase price of the 189,820 Shares beneficially owned by Starboard S LLC is approximately $12,076,571, excluding brokerage commissions. The aggregate purchase price of the 140,138 Shares beneficially owned by Starboard C LP is approximately $8,917,896, excluding brokerage commissions. The aggregate purchase price of the 78,446 Shares beneficially owned by Starboard L Master is approximately $5,205,580, excluding brokerage commissions. The aggregate purchase price of the 474,672 Shares beneficially owned by Starboard X Master is approximately $35,384,400, excluding brokerage commissions. The aggregate purchase price of the 280,502 Shares held in the Starboard Value LP Account is approximately $20,369,435, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,161,088 Shares outstanding, as of September 27, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Current Report of a Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 29, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on January 24, 2024, Starboard V&O Fund beneficially owned 1,625,422 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 1,625,422
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,625,422
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on January 24, 2024, Starboard S LLC beneficially owned 189,820 Shares.

16

CUSIP No. M98068105

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 189,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 189,820
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on January 24, 2024, Starboard C LP beneficially owned 140,138 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 140,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 140,138
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of 140,138 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 140,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 140,138
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on January 24, 2024, Starboard L Master beneficially owned 78,446 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 78,446
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 78,446
4. Shared power to dispose or direct the disposition: 0

17

CUSIP No. M98068105

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 78,446 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 78,446
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 78,446
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 140,138 Shares owned by Starboard C LP and (ii) 78,446 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 218,584
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 218,584
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on January 24, 2024, Starboard X Master beneficially owned 474,672 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 474,672
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 474,672
4. Shared power to dispose or direct the disposition: 0

18

CUSIP No. M98068105

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on January 24, 2024, 280,502 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,625,422 Shares owned by Starboard V&O Fund, (ii) 189,820 Shares owned by Starboard S LLC, (iii) 140,138 Shares owned by Starboard C LP, (iv) 78,446 Shares owned by Starboard L Master, (v) 474,672 Shares owned by Starboard X Master and (vi) 280,502 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,789,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,789,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,625,422 Shares owned by Starboard V&O Fund, (ii) 189,820 Shares owned by Starboard S LLC, (iii) 140,138 Shares owned by Starboard C LP, (iv) 78,446 Shares owned by Starboard L Master, (v) 474,672 Shares owned by Starboard X Master and (vi) 280,502 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,789,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,789,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,625,422 Shares owned by Starboard V&O Fund, (ii) 189,820 Shares owned by Starboard S LLC, (iii) 140,138 Shares owned by Starboard C LP, (iv) 78,446 Shares owned by Starboard L Master, (v) 474,672 Shares owned by Starboard X Master and (vi) 280,502 Shares held in the Starboard Value LP Account.

19

CUSIP No. M98068105

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,789,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,789,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 1,625,422 Shares owned by Starboard V&O Fund, (ii) 189,820 Shares owned by Starboard S LLC, (iii) 140,138 Shares owned by Starboard C LP, (iv) 78,446 Shares owned by Starboard L Master, (v) 474,672 Shares owned by Starboard X Master and (vi) 280,502 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,789,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,789,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,625,422 Shares owned by Starboard V&O Fund, (ii) 189,820 Shares owned by Starboard S LLC, (iii) 140,138 Shares owned by Starboard C LP, (iv) 78,446 Shares owned by Starboard L Master, (v) 474,672 Shares owned by Starboard X Master and (vi) 280,502 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

20

CUSIP No. M98068105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,789,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,789,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 15,274 Shares as of September 30, 2023, which would represent beneficial ownership of less than 1% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on November 14, 2023 and October 27, 2023. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of January 24, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

21

CUSIP No. M98068105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

22

CUSIP No. M98068105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(8,703)	100.2048	11/28/2023
Sale of Common Stock	(60,246)	101.8322	11/29/2023
Sale of Common Stock	(23,312)	119.8008	12/19/2023
Sale of Common Stock	(11,656)	118.8575	12/19/2023
Sale of Common Stock	(23,312)	118.3374	12/19/2023
Sale of Common Stock	(15,794)	123.3872	12/22/2023
Sale of Common Stock	(13,346)	123.0628	12/22/2023
Sale of Common Stock	(24,996)	125.5544	12/27/2023
Sale of Common Stock	(2,396)	125.8842	12/28/2023
Sale of Common Stock	(8,159)	125.9877	12/29/2023
Sale of Common Stock	(11,656)	120.1689	01/05/2024
Sale of Common Stock	(17,484)	120.9485	01/08/2024
Sale of Common Stock	(23,312)	126.2031	01/12/2024
Sale of Common Stock	(8,742)	126.0065	01/12/2024
Sale of Common Stock	(2,914)	131.3500	01/22/2024
Sale of Common Stock	(17,286)	130.1461	01/22/2024
Sale of Common Stock	(53,673)	129.4984	01/22/2024
Sale of Common Stock	(58,280)	129.0358	01/23/2024
Sale of Common Stock	(82,420)	128.8256	01/23/2024
Sale of Common Stock	(46,913)	128.4583	01/24/2024
Sale of Common Stock	(190)	127.3581	01/24/2024

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(1,016)	100.2048	11/28/2023
Sale of Common Stock	(7,036)	101.8322	11/29/2023
Sale of Common Stock	(2,722)	119.8008	12/19/2023
Sale of Common Stock	(1,362)	118.8575	12/19/2023
Sale of Common Stock	(2,722)	118.3374	12/19/2023
Sale of Common Stock	(1,844)	123.3872	12/22/2023
Sale of Common Stock	(1,559)	123.0628	12/22/2023
Sale of Common Stock	(2,919)	125.5544	12/27/2023
Sale of Common Stock	(280)	125.8842	12/28/2023
Sale of Common Stock	(952)	125.9877	12/29/2023
Sale of Common Stock	(1,361)	120.1689	01/05/2024
Sale of Common Stock	(2,042)	120.9485	01/08/2024
Sale of Common Stock	(2,722)	126.2031	01/12/2024
Sale of Common Stock	(1,021)	126.0065	01/12/2024
Sale of Common Stock	(340)	131.3500	01/22/2024
Sale of Common Stock	(2,019)	130.1461	01/22/2024
Sale of Common Stock	(6,268)	129.4984	01/22/2024
Sale of Common Stock	(6,806)	129.0358	01/23/2024
Sale of Common Stock	(9,625)	128.8256	01/23/2024
Sale of Common Stock	(5,478)	128.4583	01/24/2024
Sale of Common Stock	(22)	127.3581	01/24/2024

CUSIP No. M98068105

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(750)	100.2048	11/28/2023
Sale of Common Stock	(5,194)	101.8322	11/29/2023
Sale of Common Stock	(2,010)	119.8008	12/19/2023
Sale of Common Stock	(1,005)	118.8575	12/19/2023
Sale of Common Stock	(2,010)	118.3374	12/19/2023
Sale of Common Stock	(1,362)	123.3872	12/22/2023
Sale of Common Stock	(1,150)	123.0628	12/22/2023
Sale of Common Stock	(2,155)	125.5544	12/27/2023
Sale of Common Stock	(207)	125.8842	12/28/2023
Sale of Common Stock	(704)	125.9877	12/29/2023
Sale of Common Stock	(1,005)	120.1689	01/05/2024
Sale of Common Stock	(1,507)	120.9485	01/08/2024
Sale of Common Stock	(2,010)	126.2031	01/12/2024
Sale of Common Stock	(754)	126.0065	01/12/2024
Sale of Common Stock	(251)	131.3500	01/22/2024
Sale of Common Stock	(1,491)	130.1461	01/22/2024
Sale of Common Stock	(4,628)	129.4984	01/22/2024
Sale of Common Stock	(5,025)	129.0358	01/23/2024
Sale of Common Stock	(7,106)	128.8256	01/23/2024
Sale of Common Stock	(4,045)	128.4583	01/24/2024
Sale of Common Stock	(16)	127.3581	01/24/2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(420)	100.2048	11/28/2023
Sale of Common Stock	(2,907)	101.8322	11/29/2023
Sale of Common Stock	(1,125)	119.8008	12/19/2023
Sale of Common Stock	(563)	118.8575	12/19/2023
Sale of Common Stock	(1,125)	118.3374	12/19/2023
Sale of Common Stock	(762)	123.3872	12/22/2023
Sale of Common Stock	(644)	123.0628	12/22/2023
Sale of Common Stock	(1,206)	125.5544	12/27/2023
Sale of Common Stock	(115)	125.8842	12/28/2023
Sale of Common Stock	(394)	125.9877	12/29/2023
Sale of Common Stock	(562)	120.1689	01/05/2024
Sale of Common Stock	(844)	120.9485	01/08/2024
Sale of Common Stock	(1,125)	126.2031	01/12/2024
Sale of Common Stock	(422)	126.0065	01/12/2024
Sale of Common Stock	(141)	131.3500	01/22/2024
Sale of Common Stock	(834)	130.1461	01/22/2024
Sale of Common Stock	(2,590)	129.4984	01/22/2024
Sale of Common Stock	(2,813)	129.0358	01/23/2024
Sale of Common Stock	(3,978)	128.8256	01/23/2024
Sale of Common Stock	(2,264)	128.4583	01/24/2024
Sale of Common Stock	(9)	127.3581	01/24/2024

CUSIP No. M98068105

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(2,054)	100.2048	11/28/2023
Sale of Common Stock	(14,220)	101.8322	11/29/2023
Purchase of Common Stock	116,000	107.3490	12/12/2023
Sale of Common Stock	(6,808)	119.8008	12/19/2023
Sale of Common Stock	(3,403)	118.8575	12/19/2023
Sale of Common Stock	(6,808)	118.3374	12/19/2023
Sale of Common Stock	(4,612)	123.3872	12/22/2023
Sale of Common Stock	(3,898)	123.0628	12/22/2023
Sale of Common Stock	(7,300)	125.5544	12/27/2023
Sale of Common Stock	(700)	125.8842	12/28/2023
Sale of Common Stock	(2,382)	125.9877	12/29/2023
Sale of Common Stock	(3,404)	120.1689	01/05/2024
Sale of Common Stock	(5,106)	120.9485	01/08/2024
Sale of Common Stock	(6,808)	126.2031	01/12/2024
Sale of Common Stock	(2,553)	126.0065	01/12/2024
Sale of Common Stock	(851)	131.3500	01/22/2024
Sale of Common Stock	(5,048)	130.1461	01/22/2024
Sale of Common Stock	(15,674)	129.4984	01/22/2024
Sale of Common Stock	(17,019)	129.0358	01/23/2024
Sale of Common Stock	(24,069)	128.8256	01/23/2024
Sale of Common Stock	(13,700)	128.4583	01/24/2024
Sale of Common Stock	(56)	127.3581	01/24/2024

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(1,502)	100.2048	11/28/2023
Sale of Common Stock	(10,397)	101.8322	11/29/2023
Sale of Common Stock	(4,023)	119.8008	12/19/2023
Sale of Common Stock	(2,011)	118.8575	12/19/2023
Sale of Common Stock	(4,023)	118.3374	12/19/2023
Sale of Common Stock	(2,726)	123.3872	12/22/2023
Sale of Common Stock	(2,303)	123.0628	12/22/2023
Sale of Common Stock	(4,313)	125.5544	12/27/2023
Sale of Common Stock	(413)	125.8842	12/28/2023
Sale of Common Stock	(1,409)	125.9877	12/29/2023
Sale of Common Stock	(2,012)	120.1689	01/05/2024
Sale of Common Stock	(3,017)	120.9485	01/08/2024
Sale of Common Stock	(4,023)	126.2031	01/12/2024
Sale of Common Stock	(1,508)	126.0065	01/12/2024
Sale of Common Stock	(503)	131.3500	01/22/2024
Sale of Common Stock	(2,983)	130.1461	01/22/2024
Sale of Common Stock	(9,263)	129.4984	01/22/2024
Sale of Common Stock	(10,057)	129.0358	01/23/2024
Sale of Common Stock	(14,223)	128.8256	01/23/2024
Sale of Common Stock	(8,096)	128.4583	01/24/2024
Sale of Common Stock	(33)	127.3581	01/24/2024